Ex99.39

Routemaster Completes the Acquisition of 49% of DeFi Holdings Inc.

TORONTO, Dec. 10, 2020  --

Routemaster Capital Inc. (the “Company” or “Routemaster”) (TSXV: RM) is pleased to announce that it has closed the transaction to acquire 49% of DeFi Holdings Inc. (“DeFi Holdings”), first announced on October 6, 2020 (the “Transaction”). Please see the Company`s press release dated October 6, 2020 and November 18, 2020 for additional information.

Pursuant to the Transaction, Routemaster issued a total of 20,000,000 common shares of the Company to the shareholders of DeFi Holding in proportion to their pro rata shareholdings of DeFi Holding, in exchange for a 49% interest in DeFi Holdings. No finder fees were paid connection with, and no change of control of Routemaster resulted from, the Transaction.

DeFi Holdings is a company focused on investing, incubating and managing trading technologies associated with the fast- growing decentralised finance market. Decentralized finance could be considered the next wave of financial innovation on the blockchain. It refers to digital assets, financial smart contracts, protocols, and decentralized applications (“DApps”) built on Ethereum and other blockchains. In simpler terms, it is financial software built on the blockchain. Decentralized finance’s core selling point is the removal of intermediaries in transactions which in traditional finance provide the “trust” layer (i.e. banks and brokers) in a transaction between two parties. With decentralized finance, users can access the network directly, so there is no need for intermediaries.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Transaction; the business of Defi Holdings; the pursuit by Routemaster and DeFi Holdings of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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